NO. 70-9839

                               SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D. C. 20549

                                      AMENDMENT NO. 2
                                           TO
                                 APPLICATION/DECLARATION
                                          ON
                                      FORM U-1
                                      UNDER THE
                         PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                                     Northeast Utilities
                           Western Massachusetts Electric Company
                                    174 Brush Hill Road
                                   West Springfield, MA  01089

                          The Connecticut Light and Power Company
                                    107 Selden Street
                                 Berlin, CT 06037


(Names of companies filing this statement and addresses of principal executive offices)

                               NORTHEAST UTILITIES
                   (Name of top registered holding company)

                                   Cheryl W. Grise
               Senior Vice President, Secretary and General Counsel
                     Northeast Utilities Service Company
                                107 Selden Street
                                 Berlin, CT 06037
                    (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

Jeffrey C. Miller, Esq.		          David R. McHale
Assistant General Counsel		     Vice President and Treasurer
Northeast Utilities Service	          Northeast Utilities Service Company
		Company
107 Selden Street		               107 Selden Street
Berlin, CT 06037		               Berlin, CT 06037



The Application/Declaration in this File is hereby amended to include the following exhibits.

ITEM 6

EXHIBITS AND FINANCIAL STATEMENTS

   (asterisked (*) items have already been filed)

30. (a) Exhibits

F.  Opinion of Counsel*

H.  Proposed Form of Notice*

J.  CL&P Mortgage Indenture Dividend Covenant*

K.  Common Equity Ratios*

   (b) Financial Statements

1  Northeast Utilities and Subsidiaries (consolidated)

   1.1 Balance Sheet, per books and pro forma, as of September 30, 2000.

   1.2 Statement of Income, per books and pro forma, for 12 months September 30, 2000 and capital structure, per books and pro forma, as of September 30, 2000.

2  The Connecticut Light and Power Company

   2.1  Balance Sheet, per books and pro forma, as of September 30, 2000

   2.2 Statement of Income and Surplus, per books and pro forma, for 12 months ended September 30, 2000 and capital structure, per books and pro forma, as of September 30, 2000.

3  Western Massachusetts Electric Company

   3.1 Balance Sheet, per books and pro forma, as of September 30, 2000.

   3.2 Statement of Income and Surplus, per books and pro forma, for 12 months ended September 30, 2000 and capital structure, per books and pro forma, as of September 30, 2000.


                               SIGNATURES
Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES
WESTERN MASSACHUSETTS ELECTRIC COMPANY
THE CONNECTICUT LIGHT AND POWER COMPANY

By:   /s/ Randy A. Shoop
       	Name: Randy A. Shoop
Title: Assistant Treasurer - Finance -
Northeast Utilities Service Company,
 as Agent for the above named companies.

Date: February 28, 2001